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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00346

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YYY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GAGE WILEY & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

120 KING STREET
(No. and Street)

NORTHAMPTON	MA	01060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER MILNE — 413-584-9121 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

NW 3/10

OATH OR AFFIRMATION

I, CHRISTOPHER MILNE ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GAGE WILEY & CO., INC. , as of DECEMBER 31 , 20 14 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of A customer, except as follows:

Commonwealth of Massachusetts
County of Hampshire
On this 23 day of February, 2015 before me, the undersigned notary public, personally appeared Christopher Milne, proved to me through satisfactory evidence of identification, which were persona knowledge, to be the person whose name is signed on the preceding or attached document in my presence.

Signature

PRESIDENT

Title

Notary Public

JANE B. MOSS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
OCTOBER 30, 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAGE WILEY & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Gage Wiley & Co., Inc.

We have audited the accompanying statements of Gage Wiley & Co., Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. Gage Wiley & Co., Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gage Wiley & Co., Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I, computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Gage Wiley & Co., Inc.'s financial statements. The supplemental information is the responsibility of Gage Wiley & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion of the supplementary information, we

evaluated whether the supplementary information, including the form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry Liberfarb, PC

Norwood, Massachusetts
January 21, 2015

GAGE - WILEY & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Cash	$	263,416
Deposit with clearing organization		41,770
Receivable from broker-dealers and clearing organizations		81,383
Property and equipment, at cost, less accumulated depreciation and amortization of $ 503,190		57,996
Other assets		377,999
	$	822,564

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Income taxes payable	$	21,157
Accounts payable, accrued expenses, and other liabilities		121,990
		143,147
Stockholders' equity:		
Preferred stock		
Series A, 100 shares authorized, 5 shares issued and outstanding $.01 par value, nonvoting		25,000
Series B, 100 shares authorized, 10 shares issued and outstanding $.01 par value, nonvoting		50,000
Common stock		
Class A, 3,000 shares authorized, 504 shares issued and outstanding $.01 par value, voting		5
Class B, 2,000 shares authorized, 496 shares issued and outstanding $.01 par value, voting		5
Additional paid-in capital		249,990
Retained earnings		514,723
Less Treasury common stock at cost, Class B, 496 shares, $.01 par value, voting		(142,000)
Less Treasury preferred stock at cost, Class A, 5 shares, $.01 par value, nonvoting		(18,306)
Total stockholders' equity		679,417
	$	822,564

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2014

Revenues:	
Commissions	$ 1,714,610
Interest	5,753
Other	1,690,529
	3,410,892
Expenses:	
Employee compensation and benefits	2,352,357
Floor brokerage, exchange and clearance fees	79,396
Communications and data processing	144,628
Occupancy and equipment rentals	181,700
Other expenses	602,677
	3,360,759
Income before income taxes	50,133
Provision for income taxes	25,639
Net Income	$ 24,494

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2014

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2014	$ 75,000	$ 10	$ 249,990	$ 490,229	$(160,306)	$ 654,923
Net income	-	-	-	24,494	-	24,494
Balance, December 31, 2014	$ 75,000	$ 10	$ 249,990	$ 514,723	$(160,306)	$ 679,417

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 24,494
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	31,037
Changes in assets and liabilities:	
Increase in Deposits with clearing organization	(740)
Decrease in Receivable from broker-dealers and clearing organizations	57,311
Decrease in Other assets	72,547
Increase in Income Taxes Payable	2,157
Decrease in Accounts payable, accrued expenses	(37,625)
Total adjustments	124,687
Net cash from operating activities	149,181
Cash flows used for investing activities	
Purchase of equipment	(2,741)
Cash flows from financing activities	
None	-
Net increase in cash	146,440
Cash, beginning of year	116,976
Cash, end of year	$ 263,416

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 22,843
Interest	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized as a Delaware corporation on December 29, 1986. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company has an agreement with a carrying broker to clear or hold its customer accounts and securities, which are maintained on the records of the carrying broker. The Company processes mutual fund transactions in its customers' names.

Securities Transactions

Customers' securities transactions are recorded on the trade date. The related commission revenue and expenses are also recorded on the accrual basis using the trade date.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease or the service life, whichever is shorter.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 3 - RECEIVABLE FROM BROKER- DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2014 consist of the following:

Fees and commissions receivable	$81,383

NOTE 4 - PROPERTY AND EQUIPMENT

As of December 31, 2014 major classes of property and equipment consisted of the following:

Computer equipment	$232,705
Furniture and fixtures	173,285
Leasehold improvements	155,196
	561,186
Less: Accumulated depreciation	503,190
	$ 57,996

Depreciation expense for 2014 was $31,037.

NOTE 5 - RELATED-PARTY TRANSACTIONS

Gage-Wiley Group, Inc., an affiliated entity, owns 10 shares of the Company's Series B preferred stock.

The Company charged Gage-Wiley Group, Inc. $1,600,000 for management services during 2014. These services include data processing, software and hardware access, investment research and consulting services related to independent investment advisors. At December 31, 2014 the Company was owed $131,405 by this affiliate.

Since this entity are under common control, operating results or financial position of the Company could differ significantly from those that would have been obtained if the entities were autonomous.

NOTE 5 - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company leases its operating facility from a stockholder, under an operating lease expiring in December 2014.

The Company is also responsible for insurance, taxes, utilities, repairs and maintenance for the above operating lease. Since there is common control, operating results or financial position of the company could differ significantly from those that would have been obtained if the entities were autonomous.

Rent expense for 2014 was $161,250

NOTE 6 – LONG TERM LEASES

The Company leases additional office space at the rate of $1,610 per month. The lease expires April 2017.
Rent expense for 2014 was $19,320.

Future minimum lease payments for this non-cancelable operation lease at December 31, 2014 are as follows...

Year ended December 31,

2015	$19,320
2016	19,320
2017	6,440
	$ 45,080

NOTE 7 - INCOME TAXES

Deferred income taxes are provided for temporary differences existing in the recognition of income and expenses for tax and financial statement purposes.

Income tax expense (benefit) consisted of the following:

Taxes currently payable

Federal	$ 12,638
State	$ 8,519

NOTE 8- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014 the Company had net capital of $242,586, which was $142,586 in excess of its required net capital of $100,000. The Company's net capital ratio was .59 to 1.

NOTE 9 - EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan, which covers all employees meeting minimum age and service requirements, with funding based upon employee contributions. The total profit sharing plan expense for 2014 was $50,725.

NOTE 10 - BROKER'S BOND

The Company carries a broker's blanket fidelity bond in the amount of $1,000,000.

NOTE 11 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 12 – UNCERTAINTY IN INCOME TAXES

Effective January 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2014, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 13 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 21, 2015, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

GAGE WILEY & CO., INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2014

SCHEDULE I
GAGE - WILEY & COMPANY, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

Computation of net capital	
Total stockholders' equity	$ 679,417
Adjustments	
Nonallowable assets	
Fixed assets, net	(57,996)
Other assets	(377,999)
Tentative net capital	243,422
Haircuts	(836)
Net capital	$ 242,586
Computation of aggregate indebtedness	
Income taxes payable	$ 21,157
Accounts payable, accrued expenses	121,991
Aggregate indebtedness	$ 143,148
Ratio of aggregate indebtedness to net capital	.59 to 1
Net capital requirement, the greater of 6-2/3% of aggregate indebtedness or minimum requirement of $100,000	$ 100,000
Reconciliation between audited and unaudited computation of net capital:	
Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$ 242,586
Net audit adjustments	-
Increase in non-allowables and haircuts	-
Net capital per above	$ 242,586

SCHEDULE II

GAGE - WILEY & COMPANY, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER\DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

Gage-Wiley & Company, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities except for mutual funds which are processed through a special account for the exclusive use of customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Accountant's Agreed-Upon Procedures Report On Schedule of Assessment and Payments (Form SIPC-7)

To the Board of Directors of
Gage Wiley & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2014, which were agreed to by Gage Wiley & Co., Inc. and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Gage Wiley & Co., Inc.'s compliance with the applicable instructions of Form SIPC-7. Gage Wiley & Co., Inc.'s management is responsible for Gage Wiley & Co., Inc.'s compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
January 21, 2015

GAGE - WILEY & COMPANY, INC.
SCHEDULE OF ASSESSMENTS AND PAYMENTS
For the Year Ended December 31, 2014

Payment Date	To Whom Paid	Amount
7/18/2014	SIPC	$ 2,265.00
1/21/2015	SIPC	$ 2,971.00
2/6/2015	SIPC	$ 387.00

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Gage Wiley & Co., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Gage Wiley & Co., Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) (2) (ii) under which Gage Wiley & Co., Inc. claimed an exemption from 17 C.F.R. 240.15c3-3 provision (1) (the "exemption provisions") and (2) Gage Wiley & Co., Inc. stated that Gage Wiley & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Gage Wiley & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gage Wiley & Co., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Larry Liberfarb, PC

Norwood, Massachusetts
January 21, 2015

GAGE - WILEY & COMPANY, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER\DEALERS UNDER
RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014

Gage-Wiley & Company Inc. is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1034. The Company was compliant with Rule 15c3-3(k)(2)(ii) as it did not carry any customer funds or securities throughout the fiscal year ending December 31, 2014.

Christopher B. Milne, President